UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A
(Amendment No. 3)
Under The Securities Exchange Act Of 1934

JBI, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88575M 20 0
(CUSIP Number)

September 23, 2010
(Date Of Event Which Requires Filing Of This Statement)

December 23, 2009

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D /A

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

R. Thomas Kidd & Joan L. Kidd, husband and wife as tenants by the entireties
432 Valley Stream Drive
Geneva, Florida 32732

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☒

(3) SEC USE ONLY

(4) SOURCE OF FUNDS*

Shares of common stock.

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,500,000 shares
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
2,500,000 shares
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ο

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.26% (Based on 58,725,106 shares issued and outstanding as of November 16, 2009)

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.001 per share, (the "Common Stock") of JBI, Inc (f/k/a 310 Holdings, Inc.),  a Nevada corporation (“JBI” or the "Company") having its principal executive offices at 500 Technology Square Cambridge MA 90212.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed by R. Thomas Kidd and Joan L.Kidd, husband and wife, persons (the "Reporting Persons"), whose address is 432 Valley Stream Drive, Geneva, Florida 32732. The Reporting Persons are principally engaged in business.

During the last five years, to the best knowledge of the Reporting Persons, neither the Reporting Persons nor any controlling person of the Reporting Persons has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Reporting Persons are filing this Amendment No. 3 to Schedule 13D to reflect the sale of 1,000,000 shares of the Company’s common stock.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases of common stock of JBI were in exchange for shares of Domark International, Inc. The JBI shares were obtained under a debt settlement agreement which provided for the surrender of Domark shares owned by R. Thomas Kidd and Joan L. Kidd, husband and wife as tenants by the entireties.

ITEM 4. PURPOSE OF TRANSACTION.

All JBI  securities owned by R. Thomas Kidd and Joan L. Kidd, as tenants by the entireties, have been acquired for investment purposes only.

TEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  On September 10, 2009, R. Thomas Kidd and Joan L. Kidd acquired 3,500,000 shares of 310 Holdings, Inc. from Domark International, Inc., by transferring Domark International, Inc. shares owned by R. Thomas Kidd and Joan L. Kidd, tenants by the entireties, to Domark International, Inc.  The securities owned by R. Thomas Kidd and Joan L. Kidd, tenants by the entireties, as of the date herein represented approximately 5.51% of the issued and outstanding shares of 310 Holdings, Inc. common stock.

(b)  On October 20, 2009, R. Thomas Kidd and Joan L. Kidd, tenants by the entireties, agreed to transfer 100,000 shares of JBI under a consent of assignment agreement with Media4Equity and on December 23, 2009 R. Thomas Kidd and Joan L. Kidd, tenants by the entireties, transferred to JBI, Inc. 900,000 shares of JBI common stock pursuant to the terms of a settlement agreement executed by R. Thomas Kidd and Joan L. Kidd, husband and wife, as tenants by the entireties with Judith Vazquez and JBI, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Settlement agreement by and between R. Thomas Kidd & Joan L. Kidd, as tenants by the entireties, with JBI, Inc. and Judith Vazquez.
Consent to transfer media credits for consideration

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2010

By:	/s/ R. Thomas Kidd	/s/ Joan L. Kidd
	R. Thomas Kidd	Joan L. Kidd